Exhibit 99.1

Wipro Appoints Rishad Premji to its Board

Bangalore, India and East Brunswick, New Jersey, USA – April 21, 2015 : Wipro Ltd. (NYSE:WIT), a leading global information technology, consulting and business process services company today announced the appointment of Rishad Premji to its Board of Directors effective May 1, 2015.

Rishad Premji joined Wipro in 2007 and has played a critical role in defining the company’s strategy and driving its Mergers and Acquisitions function. In 2014, he spearheaded the setting up of Wipro Ventures, a $100 million fund focused on investing in new age start-ups building cutting edge technologies.

Rishad will continue to run Strategy and Mergers & Acquisitions in addition to his new responsibilities overseeing the Technology Office, Investor and Government Relations, and Wipro Ventures.

Welcoming Rishad to the Board, Ashok S. Ganguly, Independent Director and Chairman, Board Governance and Nomination Committee, Wipro Ltd said, “He brings a unique blend of exceptional strategic insights, understanding of the technology landscape and diverse business expertise. These past eight years have given Rishad an in-depth view of the organization and makes him well positioned to guide Wipro and carry the mantle of ownership in the years ahead.”

Commenting on his appointment, Rishad Premji said, “It is an absolute privilege and honor to be invited to the Board of Wipro, a company built over the past 70 years on the bedrock of uncompromising integrity and the hard work of thousands of Wiproites.”

Prior to joining Wipro, Rishad worked with Bain & Co. for two years, across multiple industries including Consumer Products, Automobiles, Telecom and Insurance. He also worked for four years with GE Capital in the US across several businesses throughout the Insurance and Consumer Lending space and is a graduate of GE’s Financial Management Program (FMP). Rishad did his BA in Economics from Wesleyan University and has an MBA from Harvard Business School. Rishad is on the Board of Wipro Enterprises Limited, a leading player in the FMCG & Infrastructure Engineering space and on the Board of Wipro-GE, a joint venture between Wipro and General Electric in Healthcare. He is also on the Board of the Azim Premji Foundation, one of the largest not-for-profit initiatives in India which is focused on improving public school education working with over 350,000 government schools across the country. In 2014, he was recognized as a Young Global Leader by the World Economic Forum for his outstanding leadership, professional accomplishments, and commitment to society.

About Wipro Ltd.

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 150,000, serving clients in 175+ cities across 6 continents. For more information, please visit www.wipro.com

Wipro Media Contacts:

Vipin Nair

+91 80 39916450

vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.